UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Paragon Shipping Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

69913R 408
(CUSIP Number)

Michael Bodouroglou c/o Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula Greece 011 30 210 891 4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Michael Bodouroglou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

6,400,364 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,400,364 (1)

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,364 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

_____________________
(1) Mr. Bodouroglou may be deemed to beneficially own 6,186,106 of the reported shares through Innovation Holdings S.A., a Marshall Islands corporation of which he is the controlling person.  Mr. Bodouroglou may be deemed to beneficially own 214,258 of the reported shares through Loretto Finance Inc., a Marshall Islands corporation and a wholly-owned subsidiary of Allseas Marine S.A., a Liberian company of which Mr. Bodouroglou is the controlling person.

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Innovation Holdings S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

oo

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,186,106

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,186,106

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,186,106

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Loretto Finance Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

214,258

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

214,258

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,258

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Allseas Marine S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

214,258 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

214,258 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,258 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

____________
(1) Allseas Marine S.A. may be deemed to beneficially own 214,258 of the reported shares by virtue of its being the parent company of Loretto Finance Inc., the registered holder of such shares.

CUSIP No.	69913R 408

Explanatory Note

The purpose of this Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2009 (the “Original Schedule 13D”), as amended, is to report the change in beneficial ownership of Paragon Shipping Inc., a Marshall Islands corporation (the “Issuer”) by Michael Bodouroglou, Innovation Holdings Inc., a Marshall Islands corporation controlled by Michael Bodouroglou (“Innovation Holdings”), Loretto Finance Inc., a Marshall Islands corporation controlled by Michael Bodouroglou (“Loretto”) and Allseas Marine S.A., a Liberian corporation controlled by Michael Bodouroglou and the parent company of Loretto (“Allseas” and together with Michael Bodouroglou, Innovation Holdings and Loretto, the “Reporting Persons”) as a result of the acquisition by Innovation Holdings of 200,000 shares of the Issuer’s Class A common stock, par value $0.001 per share (the “Common Shares”) issued pursuant to an award granted under the Paragon Shipping Inc. Third Amended and Restated 2006 Equity Incentive Plan (the “Plan”).

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the SEC on December 31, 2012.

Item 2.	Identity and Background.

No material change from the Schedule 13D/A filed with the SEC on December 31, 2012.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 25, 2013, the Innovation Holdings received an award of 200,000 restricted Common Shares of the Issuer that were granted pursuant to the Plan and a restricted share award agreement, dated as of February 25, 2013 (the “Award Agreement”), by and between the Issuer and Innovation Holdings, as compensation for the services of Michael Bodouroglou as the Issuer’s Chief Executive Officer and Interim Chief Financial Officer for the year ended December 31, 2012.  The 200,000 restricted Common Shares awarded to Innovation Holdings will vest ratably over a two-year period commencing on December 31, 2013.  No additional compensation was paid for the 200,000 restricted Common Shares acquired by Innovation Holdings.

In addition, since the filing of the Schedule 13D/A with the SEC on December 31, 2012, Loretto received an aggregate of 98,039 Common Shares pursuant to that certain purchase agreement, dated November 10, 2009, as clarified and amended by a supplemental agreement, effective from December 1, 2012 (the “Purchase Agreement”), by and among the Issuer, Allseas and Loretto, pursuant to which in the event of a capital increase, future equity offerings by the Issuer or the issuance of Common Shares to a third party or third parties in the future, other than Common Shares issued pursuant to the Plan (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans the Issuer may adopt, the Issuer has agreed to issue to Loretto, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of Common Shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the Purchase Agreement, any Common Shares to be issued to Loretto under the Purchase Agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the Purchase Agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties.  Accordingly, in connection with the private placement of 4,901,961 Common Shares by the Issuer to Innovation Holdings that closed on December 24, 2012 and the expiration of the Issuer’s related repurchase option upon the finalization of the Issuer’s debt restructuring, effective February 15, 2013, as discussed in Item 6 below, the Issuer issued 98,039 Common Shares to Loretto under the Purchase Agreement, representing 2.0% of the 4,901,961 Common Shares sold to Innovation Holdings in the private placement.

Item 4.	Purpose of Transaction.

The acquisitions described in Item 3 above were solely for investment purposes.

No material changes from the Schedule 13D/A filed with the SEC on December 31, 2012.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)
According to Computershare Trust Company, N.A., the Issuer’s transfer agent, the Issuer had outstanding 11,321,442 Common Shares as of February 25, 2013 (after giving effect to the transactions discussed in this Schedule 13D/A).  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Michael Bodouroglou may be deemed to beneficially own 6,400,364 Common Shares, representing approximately 56.5% of the Issuer’s total issued and outstanding Common Shares.  Mr. Bodouroglou has the sole power to vote or direct the vote of 6,400,364 Common Shares; the shared power to vote or direct the vote of 0 Common Shares; the sole power to dispose or direct the disposition of 6,400,364 Common Shares; and the shared power to dispose or direct the disposition of 0 Common Shares.

Innovation Holdings may be deemed to beneficially own 6,186,106 Common Shares, representing approximately 54.6% of the Issuer’s total issued and outstanding Common Shares.  Innovation Holdings has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 6,186,106 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 6,186,106 Common Shares.

Loretto may be deemed to beneficially own 214,258 Common Shares, representing approximately 1.9% of the Issuer’s total issued and outstanding Common Shares.  Loretto has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 214,258 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 214,258 Common Shares.

Allseas may be deemed to beneficially own 214,258 Common Shares, representing approximately 1.9% of the Issuer’s total issued and outstanding Common Shares.  Allseas has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 214,258 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 214,258 Common Shares.

(c.)
Item 3 is hereby incorporated by reference herein.  Except as set forth in Item 3 or as otherwise described herein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d.)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of that certain share purchase agreement (the “Share Purchase Agreement”), dated as of December 24, 2012, by and between the Issuer and Innovation Holdings, Innovation Holdings purchased 4,901,961 Common Shares from the Issuer at a purchase price of $2.04 per Common Share.  Under the terms of the Share Purchase Agreement, the Issuer was granted the right, but not the obligation, to repurchase the Common Shares issued and sold to Innovation Holdings under the Share Purchase Agreement at the purchase price of $2.04 per Common Share at any time prior to the earlier of (i) the execution by the Issuer of definitive documentation relating to the satisfactory amendments of the Issuer’s outstanding loan agreements and (ii) March 29, 2013.  The repurchase option expired effective February 15, 2013, upon the Issuer’s finalization of its debt restructuring program.

The information contained in Item 3 is incorporated herein by reference.

Except as described herein and in the Original Schedule 13D, the Schedule 13D/A filed with the SEC on December 1, 2009 and the Schedule 13D/A filed on December 31, 2012, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to their respective Common Shares.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement between the Reporting Persons to file jointly.

B.
Purchase Agreement, dated November 10, 2009, by and among the Issuer, Allseas and Loretto, incorporated by reference to Exhibit 4.21 to the Issuer’s Annual Report on Form 20-F, filed with the SEC on March 31, 2010.

C.
Supplemental Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc. relating to Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 4.42 to the Issuer’s Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

D.
Share Purchase Agreement, dated as of December 24, 2012, by and between the Issuer and Innovation Holdings, incorporated by reference to Exhibit B to the Schedule 13D/A filed with the SEC on December 31, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2013

/s/ Michael Bodouroglou*
Name: Michael Bodouroglou

INNOVATION HOLDINGS S.A.*

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

LORETTO FINANCE INC.*

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

ALLSEAS MARINE S.A.*

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Schedule 13D/A dated April 9, 2013, and any amendments hereto, relating to the Common Shares of the Issuer shall be filed on behalf of the undersigned.

Dated: April 9, 2013

/s/ Michael Bodouroglou
Name: Michael Bodouroglou

INNOVATION HOLDINGS S.A.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

LORETTO FINANCE INC.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

ALLSEAS MARINE S.A.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal